P.E. 2/11/02

1095749

02013443

EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2002

SONERA CORPORATION
(Translation of registrant's name into English)

Teollisuuskatu 15
FIN-00510 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....X.... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....X....

CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2002

SONERA CORPORATION
(Translation of registrant's name into English)

Teollisuuskatu 15
FIN-00510 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....X.... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....X....

February 6, 2002 AT 12.00 am

SONERA'S FINANCIAL STATEMENT BULLETIN 2001

- Sonera's revenues were up 6% on the previous year, to EUR 2,187 million (EUR 2,057 million in 2000). Revenue growth in comparable terms was 8%.
- Comparable EBITDA excluding non-recurring items rose 12% to EUR 562 million (501). Mobile Communications Finland continued to enjoy good profitability.
- Cash provided by operating activities strengthened in the second half of the year.
- The comparable result before extraordinary items and taxes was a loss of EUR 4 million (profit of EUR 314). Earnings were reduced by the loss-making result of the associated companies and by increased financial expenses. The last two quarters of the year were profit-making.
- Net debt fell to below EUR 3.3 billion (5.6) during the year. Taking into account the sales of shares after the turn of the year and the remaining Deutsche Telekom shares, net debt is about EUR 2.5 billion.
- Sonera arranged an EUR 1 billion Rights Offering and, in line with its new strategy, launched a new efficiency-boosting program to improve profitability.
- Earnings per share were EUR 0.44 (1.68). The Board of Directors is proposing that no dividend be paid for the 2001 fiscal year.

GROUP KEY FIGURES

EUR million	Oct.-December 2001	2000	Change %	Full 2000	year 2001	Change %
Revenues	556	560	(1)	2,187	2,057	6
EBITDA	42	84	(50)	1,283	2,047	(37)
- Comparable	155	91	70	562	501	12
Operating profit	(38)	9	-	951	1,748	(46)
- Comparable	75	16	369	230	202	14
Equity income in associated companies	(67)	18	-	(202)	121	-
Profit before extraordinary items and taxes	(8)	24	-	445	1,860	(76)
- Comparable	11	31	(65)	(4)	314	-
Net income	56	66	(15)	409	1,506	(73)
Cash provided by operating activities	91	(41)	-	197	227	(13)
Capital expenditures on fixed assets	93	170	(45)	359	430	(17)
Investments in shares and shareholder loans	75	359	(79)	572	4,852	(88)
Proceeds from sale of shares and fixed assets	254	11	2209	2,193	786	179
Net debt	3,268	5,641	(42)	3,268	5,641	(42)

Net debt (net of Deutsche Telekom shares)	2,764	5,641	(51)	2,764	5,641	(51)
Shareholders' equity	4,575	3,233	42	4,575	3,233	42
Return on capital employed(%)	1.2	4.0	-	7.9	32.9	-
Return on shareholders' equity(%)	5.6	8.4	-	10.5	60.9	-
Equity-to-assets ratio(%)	52.4	33.4	-	52.4	33.4	-
Net debt-to-equity ratio (gearing)(%)	71.2	173.6	-	71.2	173.6	-
Earnings per share(EUR)	0.06	0.07	(14)	0.44	1.68	(74)
Shareholders' equity per share(EUR)	4.10	3.57	15	4.10	3.57	15
Average number of shares (thousands)	978516	906091	8	924346	897472	3
Shares outstanding at end of period(thousands)	1114752	906212	23	1114752	906212	23
Average number of personnel	10,464	11,042	(5)	10,482	10,305	2

This financial statement bulletin is based on the financial statements for 2001, signed by the Board of Directors of Sonera Corporation on February 6, 2002. The information given in the financial statement bulletin is unaudited. The information on associated companies and other major investments which is given in this financial statement bulletin is based on reports received from the companies or on press releases published by the companies.

Sonera Corporation's Annual Report for 2001 will come out on Friday, March 8, 2002. Sonera Corporation will hold its Annual General Meeting at the Helsinki Fair Center on Wednesday, April 3, 2002, beginning at 4.00 p.m.

SONERA CORPORATION
Jari Jaakkola
Executive Vice President, Corporate Communications & IR

For further information, please contact:
Mr Kim Ignatius, CFO, tel. +358 2040 54015, email: kim.ignatius@sonera.com

Mr Jari Jaakkola, Executive Vice President, Corporate Communications & IR, tel. +358 2040 65170, email: jari.jaakkola@sonera.com

Mr Samppa Seppälä, Vice President, Investor Relations, tel. +358 2040 63416, email: samppa.seppala@sonera.com

In the United States, mr. Steve Fleischer, Vice President, Investor Relations, tel. +1 973 448 4616, email:steve.fleischer@sonera.com

DISTRIBUTION:
Hex Helsinki Exchanges
Major media

GOOD EARNINGS TREND CONTINUES IN FOURTH QUARTER

Consolidated revenues in the last quarter of 2001 were EUR 556 million (EUR 560 million in the last quarter of 2000), representing a fall in revenues of 1% on the same period a year earlier. Comparable revenues nevertheless grew by 2%, taking into account divested and acquired businesses. Comparable revenues from Mobile Communications Finland rose 4% and those of Service Businesses 18%. Sonera Telecom's comparable revenues fell 5% owing to lower equipment sales.

Reported fourth-quarter EBITDA was EUR 42 million (84), including non-recurring charges of EUR 113 million (charges of EUR 7 million). Comparable EBITDA excluding non-recurring items improved by 70% and was EUR 155 million (91). Stripping out non-recurring items, operating expenses diminished by 15% on the same quarter of 2000. Comparable EBITDA was 15% lower than in the third quarter, mainly due to the fact that Mobile Communications Finland reported a drop in earnings compared with the third quarter. The Group reported an operating loss of EUR 38 million (profit of EUR 9 million) and comparable operating profit of EUR 75 million (16).

Sonera's equity loss in associated companies in the fourth quarter was EUR 67 million (profit of EUR 18 million). Equity income in associated companies was weakened by the loss-making results of Turkcell, Fintur and Group 3G. The market value of Deutsche Telekom shares rose during the fourth quarter, leading to a reversal of EUR 94 million of write-downs recorded in the third quarter.

The reported fourth-quarter result before extraordinary items and taxes was a loss of EUR 8 million (profit of EUR 24 million) and the comparable profit before extraordinary items and taxes was EUR 11 million (31). Reported earnings per share were EUR 0.06 (0.07) and comparable earnings per share excluding non-recurring items were EUR 0.07 (0.05).

Cash provided by operating activities in the fourth quarter was EUR 91 million (EUR 41 million negative). Cash flow was improved by the higher EBITDA figure than a year ago, lower interest expenses and smaller income tax payments.

REPORT OF THE BOARD OF DIRECTORS FOR 2001

After strong growth in 2000, a large part of the world economy fell into recession during 2001. This was quickly reflected in Finland too, with economic growth coming to a halt following a period of rapid and sustained growth since 1994. The standstill in economic growth in Finland was attributable primarily to the contraction in exports compared with the previous year. Although consumption demand remained strong during 2001, the change in the situation also showed up in the telecommunications industry in the form of increased uncertainty and a slowdown in growth, especially in the use of services offered to business customers.

Toward the end of 2001, Finland's mobile phone penetration rate rose to over 75%, though the rate of growth nevertheless slowed compared to previous years. Sonera's market share of GSM subscriptions at the end of the year was more than 60%. The use of text messages and other value-added services continued to grow at a faster rate than voice communications. Mobile Communications Finland was Sonera's main business area, accounting for 55% of consolidated revenues.

During 2001, Sonera saw to completion the program of disposals of its mobile communications assets in the USA and used the proceeds to pay down its loans, which were drawn down in 2000 to pay for the third-generation UMTS mobile communications license fees in Europe. In addition to the license it obtained in Finland in 1999, Sonera has participations in license-holding companies in Germany, Italy and Spain. In 2001, Sonera also set an EUR 500 million upper limit on its additional investments in these companies in coming years. The introduction of third-generation services has been delayed in Europe because terminal devices are not yet available.

As part of its renewed strategy, Sonera intends to significantly reduce the expenses of its service businesses, nevertheless with the aim of retaining the expertise it has developed in connection with these businesses. This know-how is connected above all with the combination and utilization of the features of wireless communications and the Internet. During the year, Sonera began to scale back most of its service businesses with the objective of limiting the EBITDA losses to a maximum of EUR 50 million in 2002 and, when the selling of the Sonera Info Communications business is taken into account, reaching a breakeven level of EBITDA in 2003.

In 2001, Sonera organized its steady cash flow providing businesses fixed network, equipment sales and construction and maintenance services into a Sonera Telecom subgroup, while continuing to boost the efficiency of these businesses. Sonera estimated that its market share of local lines in Finland was about 27% and its share of long-distance call minutes about 37%. The Company's market share of international call minutes was estimated to be about 50%.

The mounting global uncertainty during 2001 coupled with falling stock exchange prices for the sector hampered Sonera's efforts to pay down its net debt solely with the proceeds from disposals of non-core assets. To safeguard its shareholders' interests, in November 2001 the Company arranged a Rights Offering amounting to about EUR 1 billion, the proceeds of which went toward paying down the Company's net debt.

REVAMPED STRATEGY TO IMPROVE SONERA'S FINANCIAL POSITION

When carrying out the Rights Offering, the Board of Directors also confirmed for the Company a new strategy, the main points of which are the setting of an upper limit on the financial obligations toward the UMTS joint ventures, continuing to dispose of non-core assets in order to pay down net debt, substantially reducing the expenses of the service businesses, further developing the customer-oriented approach and improving the Group's cash flow through tighter cost management and a cap on capital expenditures on fixed assets.

In the Company's view, the revamped strategy together with the Rights Offering that was carried out will improve Sonera's financial position significantly, help Sonera to retain its good credit rating and also make possible an increase in shareholder value in the years ahead.

REVENUES UP EVEN IN THE FACE OF WEAKENED ECONOMIC GROWTH

Consolidated revenues were EUR 2,187 million (2,057), up 6% on the previous year. The growth in comparable revenues was 8%, taking into account disposals and acquisitions of businesses.

Revenues from the Group's international subsidiaries totaled EUR 57 million (79). Exports from Finland amounted to EUR 92 million (71).

COMPARABLE EBITDA AND OPERATING PROFIT IMPROVED ON THE PREVIOUS YEAR; THE REPORTED RESULT WEAKENED OWING TO SMALLER CAPITAL GAINS AND THE LOSS-MAKING RESULT OF ASSOCIATED COMPANIES

The Group's reported EBITDA was EUR 1,283 million (2,047), including a total of EUR 721 million of non-recurring items (1,546). Excluding non-recurring items, comparable EBITDA was EUR 562 million (501) and the comparable EBITDA margin was 26% (24%). Comparable EBITDA improved on the previous year, particularly in the second half of the year.

Operating expenses increased by a total of 14% on the figure a year earlier, or slightly faster than the increase in revenues. Excluding the effect of non-recurring items, operating expenses nevertheless rose by only 4%.

The Group's reported operating profit was EUR 951 million (1,748). Comparable operating profit grew by 14% to EUR 230 million (202). Depreciation and amortization for the fiscal year amounted to EUR 332 million (299).

Sonera's equity income in associated companies showed a loss of EUR 202 million (profit of EUR 121 million) and net financial expenses amounted to EUR 32 million (9). The reported profit before extraordinary items and taxes was EUR 445 million (1,860) and the comparable result before extraordinary items and taxes, stripping out non-recurring items, showed a loss of EUR 4 million (profit of EUR 314 million). The comparable result was weakened principally by the loss-making result of the associated companies.

Income taxes recorded for the year totaled EUR 35 million (318) and cash paid for income taxes during the fiscal year amounted to EUR 41 million (313). The Group's effective tax rate of 8% (17%) was markedly lower than in the previous year, primarily owing to tax-free capital gains and write-downs taken into account in taxation.

The reported earnings per share figure inclusive of non-recurring items was EUR 0.44 (1.68). Comparable earnings per share excluding non-recurring items were EUR 0.07 (0.26).

The return on capital employed was 7.9% (32.9) and the return on equity was 10.5% (60.9).

MOBILE COMMUNICATIONS FINLAND REPORTS A FURTHER INCREASE IN EARNINGS; LOSSES FROM SERVICE BUSINESSES DIMINISH

Revenues from Mobile Communications Finland were up 7% on the previous year, reaching EUR 1,213 million (1,134). The change in comparable revenues was 9%, taking into account the divestiture of Suomen Erillisverkot Oy in December 2000. Revenues from value-added services rose 29% to EUR 147 million (114). During the year, the average number of text messages sent from a Sonera GSM subscription per month was 26 (25). The average monthly use of a Sonera mobile subscription rose to 145 minutes (139) and average monthly revenues rose to EUR 40.5 (40.4).

The number of Sonera's GSM subscriptions grew by a net 139,617 during the year and was 2,421,533 at the end of the year (2,281,916). GSM customer churn remained low and was 10.1% (9.7%). Counting in NMT and service provider subscriptions, the total number of all mobile subscriptions in Sonera's network was 2,510,028 at the end of the year (2,364,562), representing net growth of 145,466.

In August, Sonera announced that it was discontinuing maintenance of the analog NMT 450 mobile phone network on December 31, 2002. New NMT 450 subscriptions were no longer opened after August 15, 2001. The number of NMT customers has declined substantially in recent years since the majority of customers have gone over to using Sonera's GSM services. Sonera had 38,250 NMT subscriptions at the end of the year (55,863).

The business area's EBITDA rose to EUR 604 million (543) and operating profit to EUR 477 million (414). The EBITDA margin of 49.8% (47.9%) was improved by stringent cost monitoring as well as the proper matching of inputs and demand.

Revenues from Service Businesses grew by 26% to EUR 321 million (254). The growth in comparable revenues was 20%, taking into account disposals and acquisitions of businesses. Growth slowed down in the latter part of the year as market demand weakened and Sonera scaled back its service offerings. Sonera SmartTrust's comparable revenues grew by 44% during the year and totaled EUR 36 million (25). Sonera Zed's revenues tripled to EUR 21 million (7). Sonera Infocommunications reported an increase in revenues of 15% to EUR 71 million (62). Sonera Plaza's revenues were up 13% to EUR 53 million (47). The number of Sonera Internet connections in Finland was about 244,000 at the end of the year. Sonera Juxto's revenues grew by 36% to EUR 72 million (53). Aggregate revenues derived from other businesses and development projects included in Service Businesses were EUR 68 million (60).

During the year, Sonera Zed wound up its business in the Netherlands and in Turkey and stopped providing services under its own brand in Singapore. With regard to the USA, a decision was made to either sell or wind up, since the business there has not achieved the goals set.

The whole business area's reported EBITDA loss was EUR 337 million (loss of EUR 303 million) and it reported an operating loss of EUR 384 million (loss of EUR 335 million). Stripping out non-recurring items, comparable EBITDA loss nevertheless narrowed to EUR 244 million (loss of EUR 290 million) and comparable operating loss to EUR 290 million (loss of EUR 322 million). Non-recurring expense items consisted mainly of write-downs and costs connected with winding up businesses. Apart from profit-making Sonera Info Communications, the reported EBITDA of all the service businesses was negative. The comparable negative EBITDA figures of even the loss-making businesses nevertheless diminished toward the end of the year.

Sonera Telecom had revenues of EUR 1,024 million (1,020), or at the previous year's level. The growth in comparable revenues taking into account disposals of businesses was 2%. Revenues from domestic voice services fell 10% to EUR 222 million (247) as local lines and long-distance call minutes declined further. Revenues from international calls grew by 37% and were EUR 149 million (109). The growth came from an increased minute volume, the introduction of an international termination fee for mobile calls as well as a substantial increase in international transit traffic.

The EUR 151 million of revenues from data services (165) was reduced by the divestiture of businesses in Sweden. Leased lines generated revenues of EUR 56 million (52), which were lifted by the increased capacity sales of the fiber optic cable between St. Petersburg and Moscow. The growth in revenues from both of these was weakened by the average lowering in the price level compared with the previous year.

Revenues from equipment sales declined somewhat compared to the figure a year ago and were EUR 118 million (125). Revenues from construction and maintenance for the Group's external customers were up slightly to EUR 35 million (34).

The business area's reported EBITDA was EUR 231 million (300) and operating profit came in at EUR 108 million (162). Comparable EBITDA of EUR 230 million excluding non-recurring items (265) fell compared to the previous year owing to the higher costs of international calls terminating at mobile phones, increased payroll-related costs as well as inputs into new products.

ASSOCIATED COMPANIES IN TURKEY AND GERMANY REPORT LOSSES FOR THE FISCAL YEAR

Sonera's equity income in associated companies resulted in a loss of EUR 202 million (profit of EUR 121 million). The equity income figure was weakened by the loss-making results turned in by Turkcell, Fintur and Group 3G.

The revenues generated by Sonera's associated companies (holdings of 20-50%) are not included in consolidated revenues. The estimated total revenues of all the associated companies was at the previous year's level and amounted to EUR 4,955 million (4,981). Taking the sold and purchased holdings into account, comparable revenues grew 15%.

Estimated aggregate revenues from associated companies offering mobile network services was up 15% to EUR 3,762 million (3,273). The growth was weakened by Turkcell's revenues, which in euro terms were down 3% on the figure a year earlier as a consequence of the strong devaluation of the Turkish lira. At the end of the year the aggregate number of customers of mobile network associated companies was estimated at 15.5 million (13.1).

Factors that weakened Turkcell's performance were foreign exchange losses resulting from the devaluation of the Turkish lira, the negative effects on consumer demand owing to a weakened economy as well as certain one-off expense entries and litigation connected with the license and interconnection fees. Turkcell's number of customers nevertheless showed further buoyant growth despite the weakened economic situation and totaled 12.2 million customers at the end of the year (10.1). Turkcell also continued to raise its prices and trim costs in order to alleviate the effects of the devaluation. Sonera's share of the company's result was a loss of EUR 61 million (profit of EUR 130 million).

Fintur's result was weakened by the substantial outlays on the digi-TV and Internet businesses. Sonera's share of the company's result was a loss of EUR 96 million (a loss of EUR 13 million).

In August, Sonera, Telia Mobile AB and AO Telecominvest signed an agreement whereby they will combine their mobile phone operator assets in Russia to form the first mobile phone operator with a Russia-wide footprint. Sonera's stake in the new operator is 26%. The merger is estimated to take place during the first half of 2002.

Sonera's share of the loss reported by the UMTS associated company Group 3G in Germany was EUR 72 million. In July, Group 3G signed an interconnection agreement with Deutsche Telekom, according to which Group 3G's future customers will be able to place and receive calls over all kinds of networks within and outside of Germany's borders when the company begins offering its GSM/GPRS services on the basis of a roaming agreement made with E-Plus. In October, the company rolled out its Quam trademark. The commercial launch took place at the end of November. Sales of subscriptions in December were hampered by disagreements with the two largest competitors concerning the date from which they will begin connecting calls to Group 3G subscribers. When the obstacles were removed, sales got underway again at the start of January 2002.

In September, Group 3G and E-Plus agreed on sharing infrastructure and on close cooperation in Germany in building out the UMTS networks. Thanks to the cooperation, Group 3G will make estimated savings in excess of one third of the originally estimated total costs of the network investments. In addition, substantial savings are anticipated on annual operating expenses.

In October, Sonera and Group 3G's other shareholder, Telefónica Móviles S.A., agreed that Sonera will no longer have an obligation to provide additional financing for Group 3G.

Sonera has a 12.55% holding in the Italian company Ipse 2000. The company owns a UMTS license, the validity of which was prolonged by the state of Italy during the year from the original 15 to 20 years.

In January 2002, the company's shareholders decided that operations will be started in Italy in accordance with the terms of the license, when the necessary UMTS technology has become commercially available. Before the launch of commercial operations, operating expenses will be restricted to a minimum. Earlier in October, the shareholders of Xfera (Sonera 14.25%) of Spain made a similar decision. It was not regarded possible in either of the companies to launch business operations earlier in the form of GSM/GPRS services.

Sonera performs a regular impairment analysis on its approximately EUR 4 billion investments in the UMTS joint ventures. As a result of the analysis, Sonera estimates that grounds do not exist for making write-downs in the situation as of December 31, 2001. The analysis was performed in accordance with both Finnish and U.S. accounting principles (U.S. GAAP). With regard to Group 3G, the analysis is based on the business plan of Group 3G, approved by the shareholders. Since the business operations of Ipse 2000 and Xfera have not yet started, the analysis in respect of these companies is based on the view held by the shareholders that the financial value of the limited UMTS frequencies and the licenses entitling to them will be at least as high as the price that has been paid for the licenses when UMTS services become generally available.

In August, Sonera's 50%-owned Norwegian UMTS associated company Broadband Mobile was placed in liquidation and its operations were wound up. The background to the move was the decision taken by the joint venture's other shareholder, Enitel ASA, to withdraw from all its UMTS projects. Sonera booked an EUR 12 million loss on winding up the operations of Broadband Mobile. In addition, Sonera's equity income includes EUR 7 million of losses on the company's operations prior to its closure. The investment is no longer expected to cause additional costs in the future.

The aggregate number of subscriptions of the associated companies offering fixed network services in Finland and the Baltic countries was about 2.6 million at the end of the year (2.4). The companies' aggregate revenues grew by 26% in euro-terms and were EUR 860 million (685). Comparable growth, taking into account companies acquired and divested, was 8%. Sonera's share of the companies' earnings totaled EUR 35 million (38), including EUR 5 million attributable to non-recurring items (10).

OVER EUR 2 BILLION CASH FROM THE SALE OF ASSETS, AND A TOTAL OF EUR 1.2 BILLION OF CAPITAL GAINS FROM THE SALE OF MOBILE OPERATOR INVESTMENTS IN THE UNITED STATES

During the year, Sonera divested non-core minority interests, businesses and fixed assets to a total of EUR 2,193 million. The proceeds went toward paying down the net debt.

In March, Sonera sold the TietoEnator Corporation shares it held for EUR 424 million, booking a capital gain of EUR 286 million on the deal.

During May, Sonera sold its holdings in the United States operators VoiceStream and Powertel for a total of EUR 724 million in cash consideration and 72 million Deutsche Telekom shares. The stock exchange price of the Deutsche Telekom shares at the time of closing the deal at the end of May was EUR 24.60. During the year, Sonera sold a total of about 46.1 million Deutsche Telekom shares, realizing proceeds of about EUR 1,004 million, corresponding to an average price of about EUR 21.80 per share.

When the 26.0 million Deutsche Telekom shares that remained on December 31, 2001 are taken into account at their market value at the end of the year, the aggregate capital gain which Sonera realized on the divestment of Aerial, VoiceStream and Powertel was about EUR 1.2 billion. In 2000, Sonera already booked EUR 835 million of capital gains when Aerial merged into VoiceStream. The remainder of the capital gains was recorded in May 2001, and their amount is reduced in part by the subsequent decrease in the value of Deutsche Telekom shares. The cash proceeds from the disposals by the end of the year amounted to more than EUR 1.7 billion, in addition to which the market value on December 31, 2001 of the Deutsche Telekom shares that still remained was about EUR 504 million (EUR 19.40 per share).

The capital gains and losses on the Deutsche Telekom shares as well as their mark-to-market valuations during 2001 are reported under financial income and expenses in the income statement because the shares have been treated as a short-term investment.

Also carried out during the year were a number of smaller disposals of asset items and businesses which yielded total proceeds of EUR 41 million. Sonera Plaza's business operations in the Netherlands were sold in May and June. Part of Sonera's fixed network business in Sweden was sold in May, in addition to which the Swedish Geddeholm Call Center AB subsidiary was likewise sold in August. The shares Sonera held in Trio AB of Sweden were sold in December.

In July, Sonera announced it was selling its 23% holding in Pannon GSM to Telenor Mobile Communications for about EUR 310 million. The parties signed the final agreement on the sale in October, and the deal was closed on February 4, 2002, after being approved by the Hungarian authorities. On February 4, Sonera was also paid the price of the deal in cash.

In November, Sonera signed a Letter of Intent on the sale of its directory assistance subsidiary, Sonera Info Communications Ltd, and certain related subsidiaries to 3i Investments plc for a purchase price of EUR 125 million. The transaction is estimated to be completed in the first quarter of 2002.

EQUITY INVESTMENTS DIMINISH MARKEDLY FROM THE PREVIOUS YEAR

Equity investments and shareholder loans granted amounted to EUR 572 million during the year (4,852), and were at a significantly lower level than a year ago.

The most important investments were the EUR 135 million additional investment in Powertel, the EUR 81 million investment in the Eliska Wireless company in January, and the purchase of a stake in the Metro One company for EUR 72 million in February, which were all agreed on in 2000. In addition, in July Sonera participated in Turkcell's rights issue by investing EUR 77 million in proportion to its holding, increased Fintur's share capital during the year by a total of EUR 81 million and invested EUR 56 million in its associated companies in Russia by way of share capital increases and shareholder loans. During 2001, a total of EUR 41 million was invested in the UMTS joint ventures through share capital increases and shareholder loans granted.

CASH FLOW FROM OPERATIONS STRENGTHENS TOWARD YEAR END

Cash provided by the Group's operating activities was EUR 197 million (227). Although EBITDA improved and income taxes paid were less than a year ago, cash flow from operations fell owing to interest expenses that were greater than in the previous year. Cash flow from operations nevertheless improved markedly toward the end of the year, and in the second half it was significantly higher than in the two previous half-year periods. Cash flow from operations did not yet cover capital expenditures on fixed assets, however.

Thanks to major divestments and smaller investments in shares than a year ago, cash provided by investing activities was EUR 1,223 million (EUR 4,572 million cash spent in 2000). Capital expenditures on fixed assets also diminished from the previous year and were EUR 359 million (430). The most significant decreases occurred within investments in Service Businesses.

NET DEBT REDUCED THROUGH SALES OF SHARES AND THE RIGHTS OFFERING

Net debt was reduced by a total of about EUR 2.4 billion by means of the cash flow from operations and disposals of assets as well as with the proceeds from the Rights Offering.

Interest-bearing net debt at the end of the year stood at EUR 3,268 million (5,641). Also counting in the remaining Deutsche Telekom shares, net debt totaled EUR 2,764 million. Cash and short-term investments amounted to EUR 716 million at the end of the year (EUR 212 million if the market value of the Deutsche Telekom shares is not taken into account). Available committed credit facilities at the end of the year totaled EUR 156 million (465).

The amount of Sonera's short-term loans at the end of the year was EUR 55 million, and the amount of long-term loans falling due during the next twelve months was EUR 1,418 million. Sonera intends to finance repayments of the loans with cash funds, available credit limits, cash flow from operations, as well as through disposals of assets, including the Deutsche Telekom and Pannon GSM shares. If necessary, Sonera also intends to sell other of its non-core investments and businesses.

In February 2001, Sonera issued a EUR 500 million Floating Rate Note which matures in August 2002. In May, Sonera issued a EUR 50 million Note which matured in November 2001, and a EUR 150 million Note which matures in May 2002. In addition, in August Sonera issued a EUR 200 million Note which matures in February 2003. The issues of notes were used to refinance short-term credit arrangements.

In July, Sonera drew down a EUR 1,330 million floating rate three-year long-term loan on which Sonera had agreed in June with an international banking syndicate. The loan was used to refinance other short-term credit arrangements. In December, Sonera agreed with the banking syndicate on amending the terms and conditions of the loan to provide for repaying EUR 630 million of the loan with the proceeds from the Rights Offering and moving up the due date on the remainder of the loan to December 2002. At the same time, the parties removed the covenant according to which the banking syndicate would have the right to demand the repayment of the loan if Sonera's credit rating fell below the "investment grade" level.

Other proceeds from the Rights Offering were also used to repay long and short-term loans in December. EUR 200 million of the amount was used for the premature repayment of the EIB loan and EUR 100 million for repayment of a syndicated term loan.

The rise in Sonera's net debt compared to the Company's cash flow from operations towards the end of 2000 led to a lowering in Sonera's credit rating during 2001. After announcement of the Rights Offering at the end of October, both Standard & Poor's and Moody's confirmed Sonera's credit ratings. Both institutions announced that they were expecting Sonera to reduce its net debt in the near future to about EUR 2.5 billion and for Sonera to improve its earnings and cash flow substantially in 2002.

Standard & Poors' long-term credit rating for Sonera is BBB (on December 31, 2000: A), with a short-term rating of A-3 (A-1). The long-term rating assigned by Moody's is Baa2 (A2) and the short-term rating is Prime-2 (Prime-1). Sonera's objective henceforth is to maintain at least its present "investment grade" credit rating.

At the end of the year the equity-to-assets ratio rose to 52% (33%) as a consequence of the repayment of loans and the Rights Offering. Similarly, the net debt-to-equity ratio (gearing) fell to 71% (174%).

Net financial expenses increased to EUR 32 million from the previous year (9). Interest expenses on loans rose to EUR 279 million (155). The effect of interest expenses on earnings was nevertheless reduced by the capitalized interest expenses as well as the non-cash interest income on shareholder loans. The average interest rate on Sonera's loans at the end of the year, including the impact of hedging measures, was 4.2% (5.4).

A SUCCESSFUL RIGHTS OFFERING

In accordance with a proposal of the Company's Board of Directors, an Extraordinary General Meeting on November 9, 2001 passed a resolution to arrange a Rights Offering. In the Offering, two existing shares entitled their holders to subscribe for one new share at a price of EUR 2.70. In the Offering, 371,767,243 new shares were issued, yielding Sonera total proceeds before underwriting expenses of about EUR 1,004 million (about EUR 982 million after expenses and their tax effect). The Finnish State subscribed for the full amount according to its proportional holding, whereby the State retained its 52.8% interest in the Company. The commitment given by the underwriting syndicate to subscribe for all the shares which otherwise might be left unsubscribed was not needed because the Offering was oversubscribed.

The Company's Board of Directors does not have a valid authorization to issue shares, convertible bonds or to launch a stock option scheme.

The Board of Directors has an authorization to buy back 2,000,000 of the Company's own shares as well as to sell 2,550,000 of its own shares up to March 21, 2002. The Company holds 550,000 Sonera shares that were bought back in 2000 and have an accountable par of EUR 236,500. The shares represent about 0.05% of the entire share capital. The shares were bought back in May 2000 at an average share price of EUR 51.36 per share and a total price of EUR 28 million.

RESEARCH AND DEVELOPMENT

Sonera's research and development (R&D) expenditure including development work on information systems totaled about EUR 82 million in 2001 (70), or 3.7% of revenues (3.4%). More than 1,000 people worked within Sonera's R&D units in the review year.

The principal subareas during the year were UMTS mobile communications, customer service and billing solutions, wireless Internet applications, data security solutions used in electronic and wireless commerce as well as worldwide IP-based roaming.

INTRODUCTION OF THE EURO

Since the beginning of 1999, Sonera has reported on its financial performance in euro amounts. The largest Group companies in the euro area also went over to using the euro as the main currency in their accounting in May 2001 and the other companies did the same during the year. In Sonera's invoices and price lists, information in euro amounts has been given for purposes of clarification as of January 1, 1999. A complete changeover to invoicing in euro amounts and actual euro pricing was implemented in stages by January 1, 2002.

RULINGS BY THE AUTHORITIES IN 2001 CONCERNING THE REGULATORY AND COMPETITIVE ENVIRONMENT

In April the Finnish Communications Regulatory Authority (FICORA) issued its decision on a request for measures, filed by Telia Finland Ltd in 1998, concerning Sonera's mobile communications interconnection fees. On the basis of the calculation bases it used, the FICORA considered that Sonera had priced its mobile communications interconnection fees in contravention of the Telecommunications Market Act and required Sonera to adjust its pricing.

Sonera appealed the decision to the Helsinki Administrative Court in May. Hearing of the appeal is still in progress. Sonera's view is that interconnection pricing should be based primarily on solutions worked out in commercial negotiations. Sonera concluded new interconnection agreements with Radiolinja and Telia Mobile in June and with Suomen 2G Oy in August. The mobile communications network operators have applied the new interconnection fees beginning on September 1, 2001. Although the FICORA's decision did not have major direct effects on Sonera's profitability, the new interconnection agreements together with keener competition will slow down the growth in revenues in 2002 and also have an indirect impact on profitability.

In December, the Finnish Competition Council rendered its decision on a complaint by Telia Mobile AB's Finnish branch which concerned national roaming in Finland and which Telia had originally filed with the Finnish Competition Authority in 1998. The Competition Council found that Sonera does not have a dominant market position in the national mobile network access market and returned the complaint to the Finnish Competition Authority in respect of the pricing. In Sonera's view, the Competition Council's decision means that commercial negotiations are the right way to agree on mobile network access. Telia has appealed the Competition Council's decision to the Supreme Administrative Court. Hearing of the appeal is still in progress.

In August, the Finnish Competition Authority approved a deal whereby Sonera purchased a 16.7% stake in Loimaan Seudun Puhelin Oy telephone company in January 2001 and raised its holding to 24.1% in February 2001 at a total purchase price of about EUR 25 million.

A group of competing telecommunications operators appealed the decision of the Finnish Competition Authority to the Competition Council, which repealed the Competition Authority's decision in December and demanded that the transaction be canceled. In January 2002, Sonera appealed the Competition Council's decision to the Supreme Administrative Court. Furthermore, the Competition Authority, Loimaan Seudun Puhelin as well as certain competing operators appealed the decision to the Supreme Administrative Court. In addition, Sonera raised its holding in Loimaan Seudun Puhelin Oy to 29.1% in January 2002.

SONERA STREAMLINES ITS OPERATIONS TO MAINTAIN COMPETITIVENESS AND ESTABLISHES A PERSONNEL FUND

In August, Sonera initiated employer/employee negotiations at most of its units in order to eliminate overlapping functions, streamline operations and respond to the weakened economic outlook in the telecommunications industry. As a result of these co-determination negotiations, about 500 employees were cut from the payroll during the end of the year. In addition, about 700 positions will be eliminated as fixed-term employment relationships expire, through transfers to new positions within the Group as well as via other staff turnover. As a result of these measures, Sonera's payroll will decrease by about 1,200 employees.

Sonera estimates that the annual cost savings from the personnel downsizing will come to about EUR 50-60 million in future years. On account of the downsizing decisions made during the year, a total of about EUR 24 million are entered as expenses and expense provisions to earnings in 2001.

During the year the Group had an average payroll of 10,482 employees (10,305). The Group's number of employees at the end of the year was 10,068 (11,271), 11% lower than the previous year. The number of employees at international subsidiaries dropped by 32% and was 996 (1,462) at the end of the year.

In December, Sonera and its personnel organizations agreed on the establishment of a personnel fund. The performance bonuses which Sonera previously paid will be changed into profit bonuses in coming years and transferred into a personnel fund which invests 70% of the assets in purchases of Sonera shares.

CHANGES IN THE COMPANY'S ADMINISTRATION

The Annual General Meeting held on March 21, 2001, passed a resolution to abolish the Company's Supervisory Board and elected a new Board of Directors for the Company. During the fiscal year, the Chairman of the Board of Directors was Markku Talonen up to March 21, 2001, after which Tapio Hintikka has been the Chairman.

Sonera's previous President & CEO, Kaj-Erik Relander, resigned from the Company's employ on August 1, 2001, having served in the post since January 1, 2001. The acting President & CEO from August 1, 2001 to September 30, 2001 was Aimo Eloholma, the Deputy CEO. In August, the Company's Board of Directors appointed Harri Koponen as the new President & CEO effective October 1, 2001.

EVENTS AFTER THE CLOSE OF THE FISCAL YEAR

At the end of January 2002, pursuant to an option in the shareholder agreement, International Finance Corporation (IFC) sold to Sonera its 10% minority stake in Sonera's Danish holding company Tilts Communications A/S. Sonera paid EUR 34 million (USD 30 million) for the shares. After the deal, Sonera alone owns 49% of the shares in Lattelekom SIA. Sonera has the right to obtain as compensation from Cable and Wireless plc, a former Tilts shareholder, about a quarter of the purchase price now paid.

At the end of January 2002, Sonera announced it had increased its holding in Loimaan Seudun Puhelin Oy by 5% to a total of 29.1%. For the shares purchased in January, Sonera paid less than EUR 4 million.

On February 4, 2002, Sonera announced it had completed its sale of 23% holding in the Hungarian mobile communications operator Pannon and received a cash payment of EUR 310 million.

After the turn of the year, Sonera has further sold about 7.0 million Deutsche Telekom shares, receiving proceeds of about EUR 139 million, corresponding to an average price of about EUR 19.90 per share. After the sales implemented, Sonera still has about 19.0 million shares.

NEAR-TERM OUTLOOK

So far, there are no certain signs of an upswing in the world economy. At present it is estimated that the global recovery will nevertheless get underway in the latter part of 2002 at the latest, spurred by the United States economy. Economic growth in the euro area and Finland is also estimated to recover, though it will lag behind the United States.

Despite the very uncertain economic outlook in Sonera's main market areas, the Group's comparable revenues are also estimated to grow in

2002, albeit at a markedly slower rate than in the previous year. Sonera's comparable EBITDA, however, is estimated to improve by about a third from the 2001 level and the EBITDA margin is set to rise to a bit above the 30% level.

The growth in revenues from Mobile Communications in Finland is estimated to slow down significantly from the figure a year ago and to be markedly less than 5% in 2002. The slowdown in growth is attributable to the weak outlook for the national economy, the delayed arrival on the market of terminal devices enabled for the new technologies, and the new interconnection agreements that entered into force in September 2001. The EBITDA is estimated to remain at the level of 2001 in euro terms.

Owing to the paring down of the Service Businesses, revenue growth will not continue at the strong pace of previous years. On the other hand, Sonera intends to limit the negative EBITDA contribution from the business area to a maximum of EUR 50 million in 2002, taking the sale of the Sonera Info Communications business into account. In 2003 the business area's EBITDA will reach at least the breakeven level.

Sonera Telecom's revenues are expected to remain at the level seen in 2001. EBITDA is also estimated to remain at the level of 2001 in euro terms.

It is estimated that consolidated comparable operating profit will nearly double on 2001. On the other hand, Sonera's share of equity income in associated companies will show a significant loss in 2002 too, particularly as a consequence of the business start-up costs to be booked for the Group 3G associated company in Germany.

It is estimated that the Group's cash flow from operations will improve significantly in 2002 as EBITDA strengthens and interest expenses diminish. Free cash flow (cash flow from operations, deducting capital expenditures on fixed assets) before income taxes is estimated to be nearly EUR 300 million. Within capital expenditures on fixed assets, the already launched savings measures will be continued. Accordingly, the volume of capital expenditures will be slightly lower than it was in 2001.

PROPOSAL OF THE BOARD OF DIRECTORS FOR PROFIT DISTRIBUTION

According to the financial statements as of December 31, 2001, the Group's distributable funds totaled EUR 3,069.2 million, and the corresponding amount for the Parent Company was EUR 2,587.3 million.

In making its annual dividend proposal, the Company's Board of Directors takes into account not only the Group's earnings trend but also the cash flow available for dividend payments and the amount of the Company's net debt. The objective of the Board of Directors is for the amount of dividends paid to correspond to about one-fourth of the Group's annual free cash flow, i.e. cash flow from operations, deducting capital expenditures on fixed assets. The Group's available free cash flow for 2001 was negative and does not support the payment of a dividend.

Also taking into account the Company's ongoing objective of lowering the Company's net debt, the Board of Directors is proposing to the Annual General Meeting that no dividend be paid for the 2001 fiscal year.

Helsinki, Finland
February 6, 2002

SONERA CORPORATION
Board of Directors

This bulletin contains statements that are forward-looking in nature that are not historical facts but, rather, are statements about future expectations. Sonera believes that the expectations reflected in these forward-looking statements are based on reasonable assumptions. These forward-looking statements, however, involve inherent risks and uncertainties. A number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. Forward-looking statements speak only as of the date they were made, and, other than as required by applicable law, Sonera undertakes no obligation to update any of them in light of new information or future events.

The financial statement information given in this bulletin is based on Sonera's consolidated financial statements, which are prepared in accordance with Finnish accounting practice. The consolidated net income and shareholders' equity according to U.S. GAAP will be presented in the Form 20-F annual report which will be published later on in 2002.

INCOME STATEMENT

EUR million	Oct.- 2001	Dec. 2001	Jan.- 2001	Dec. 2000	Change %
Revenues	556	560	2,187	2,057	6
Other operating income	5	19	916	1,589	(42)
Cost of services and goods	(185)	(199)	(708)	(671)	6
Personnel expenses	(128)	(123)	(512)	(445)	15
Other operating expenses	(206)	(173)	(600)	(483)	24
Depreciation and amortization(1)	(80)	(75)	(332)	(299)	11
Operating profit	(38)	9	951	1,748	(46)
Equity income in associated companies	(67)	18	(202)	121	(267)
Sales and write-downs of short-term investments	94	-	(272)	-	

Financial income and expenses	3	(3)	(32)	(9)	256
Profit before income taxes, minority interest and extraordinary items	(8)	24	445	1,860	(76)
Income taxes	65	44	(35)	(318)	(89)
Minority interest	(1)	(2)	(1)	(1)	
Profit before extraordinary items	56	66	409	1,541	(73)
Cumulative effect of accounting changes, net of income taxes(2)	-	-	-	(35)	
Net income	56	66	409	1,506	(73)
Average number of shares (1,000 shares)	978516	906091	924346	897472	3
Diluted average number of shares (1,000 shares)	978516	907306	924346	902193	2
Earnings per share, before extraordinary items (euros)	0.06	0.07	0.44	1.72	(74)
Cumulative effect of accounting changes, net of income taxes (euros)	-	-	-	(0.04)	
Earnings per share (euros)	0.06	0.07	0.44	1.68	(74)
Diluted earnings per share (euros)	0.06	0.07	0.44	1.67	(74)
EBITDA(3)	42	84	1,283	2,047	(37)
Significant non-recurring income and expenses	(113)	(7)	721	1,546	(53)
Comparable EBITDA	155	91	562	501	12
Comparable EBITDA-to-revenues(%)	28	16	26	24	

(1) In 2000, Sonera recorded the acquisitions of Across and iD2 in accordance with the interpretation No. 1591/1999 by the Finnish Accounting Board. If fair value had been used to record the transactions, Sonera would have recorded amortization of goodwill of EUR 69 million in January-December 2001 (EUR 852 million for the full year 2000, including an impairment loss EUR 704 million). Amortization of goodwill and the writedown recorded for the last quarter of 2000 are based on Sonera's U.S. GAAP financial statements reported in Sonera's "Form 20-F" annual report for 2000.

(2) In 2000, the changes in accounting principles included the cumulative effect of EUR 41 million expense from the change in the equity method accounting for Turkcell, and the cumulative effect of EUR 6 million income from the adoption of interest capitalization on construction in progress.

(3) EBITDA is defined as operating profit before depreciation and amortization.

COMPARABLE INCOME STATEMENT EXCLUDING
NON-RECURRING INCOME AND EXPENSES

EUR million	Oct.-2001	Dec. 2000	Jan.-2001	Dec. 2000	Change %
Revenues	556	560	2,187	2,057	6
Other operating income	6	8	26	25	4
Cost of services and goods	(185)	(199)	(708)	(671)	6
Personnel expenses	(122)	(123)	(488)	(445)	10
Other operating expenses	(100)	(155)	(455)	(465)	(2)
Depreciation and amortization	(80)	(75)	(332)	(299)	11
Operating profit	75	16	230	202	14
Equity income in associated companies	(67)	18	(202)	121	(267)
Financial income and expenses	3	(3)	(32)	(9)	256
Profit before income taxes, minority interest and extraordinary items	11	31	(4)	314	(101)
Income taxes	62	16	68	(82)	(183)
Minority interest	(1)	(2)	(1)	(1)	
Net Income	72	45	63	231	(73)
Earnings per share (euros)	0.07	0.05	0.07	0.26	(73)
Diluted earnings per share (euros)	0.07	0.05	0.07	0.26	(73)
EBITDA	155	91	562	501	12

The following non-recurring income and expenses have been excluded from the comparable income statement:

Gains from sale of shares and fixed assets	(1)	11	890	1,564
Restructing expenses	(27)	-	(45)	-
Losses from sale of shares and fixed assets, and write-downs of shares	(85)	(18)	(124)	(18)
Sales and write-downs of short-term investments	94	-	(272)	-
Tax effect of non-recurring income and expenses	3	28	(103)	(236)
Cumulative effect of accounting changes, net of income taxes	-	-	-	(35)
Total	(16)	21	346	1,275

Income and expenses in the comparable income statements have not been adjusted with the effects of businesses sold and acquired.

BALANCE SHEET

EUR million	Dec.31, 2001	Dec.31, 2000
Fixed assets and other long-term investments		
Intangible assets	98	116
Property, plant and equipment	1,269	1,265
Long-term investments and receivables(1)	6,068	4,779
Total	7,435	6,160
Current assets		
Inventories	33	40
Current loans receivable(1)	45	2,817
Other current receivables	565	601
Short-term investments(2)	620	68
Cash and cash equivalents	96	88
Total	1,359	3,614
TOTAL ASSETS	8,794	9,774
Shareholders' equity	4,575	3,233
Minority interest	13	16
Non-current liabilities		
Long-term debt	2,007	1,842
Other long-term liabilities	148	171
Total	2,155	2,013
Current liabilities		
Current debt	55	3,848
Current portion of long-term debt	1,418	107
Other current liabilities	578	557
Total	2,051	4,512
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	8,794	9,774

(1)Long-term investments and receivables also includes shareholder loan receivable of EUR 2,719 million from the German UMTS associated company, since Sonera intends to convert the shareholder loan gradually into shareholders' equity. In the December 31, 2000 balance sheet, the shareholder loan was reported under current loans receivable.

(2)Short-term investments also includes Deutsche Telekom shares, since Sonera intends to sell the shares and use the funds in the repayment of short-term loans. The carrying value and the fair value of the shares was EUR 504 million on December 31, 2001.

STATEMENT OF CASH FLOWS

EUR million	Oct.- 2001	Dec. 2000	Jan.- 2001	Dec. 2000
Cash (used in) provided by operating activities				
Net income	56	66	409	1,506
Depreciation and amortization	80	75	332	299
Gain from sale of VoiceStream and Powertel shares	-	-	(595)	-
Gain from sale of TietoEnator shares	-	-	(286)	-
Sales and write-downs of short-term investments	(106)	-	272	-
Gain from Aerial/VoiceStream merger	-	-	-	(835)
Gain from sale of Turkcell shares	-	-	-	(680)
Change in working capital and other items	61	(182)	65	(63)
Total	91	(41)	197	227
Cash provided by (used in) investing activities				
Capital expenditures	(93)	(170)	(359)	(430)
Investments in shares and shareholder loans	(75)	(359)	(572)	(4,852)
Proceeds from sale of shares and fixed assets	254	11	2,193	786
Change in loans receivable and other items	299	51	(39)	(76)
Total	385	(467)	1,223	(4,572)
Cash (used in) provided by financing activities				
Change in long-term debt	(1,025)	130	1,476	825
Change in current debt	(405)	388	(3,793)	3 684
Right issue	973	-	973	-
Dividends paid	-	-	(67)	(87)
Sale of rights related to treasury shares	1	-	1	-
Repurchase of shares	-	-	-	(28)
Total	(456)	518	(1,410)	4,394
Effect of exchange rate changes	(1)	-	(2)	1
Change in cash and cash equivalents	19	10	8	50

EQUITY INCOME IN ASSOCIATED COMPANIES

EUR million	Oct.- 2001	Dec. 2000	Jan.- 2001	Dec. 2000	Change

Turkcell Iletisim Hizmetleri A.S.	(12)	27	(61)	130	(191)
Fintur Holdings B.V.	(18)	(13)	(96)	(13)	(83)
Aerial Communications, Inc.	-	-	-	(12)	12
Other GSM operators	13	11	56	42	14
UMTS associated companies	(51)	(2)	(79)	(2)	(77)
Fixed network operators	12	9	35	38	(3)
Other associated companies	4	(4)	2	4	(2)
Amortization of goodwill	(15)	(10)	(59)	(66)	7
Total	(67)	18	(202)	121	(323)

FINANCIAL INCOME AND EXPENSES

EUR million	Oct.-2001	Dec. 2000	Oct.-2001	Dec. 2000	Change
Dividend income	2	-	14	21	(7)
Interest income	44	52	183	82	101
Interest expenses	(51)	(78)	(279)	(155)	(124)
Capitalized interest expenses	12	14	52	20	32
Other financial income and expenses	-	13	1	23	(22)
Exhange rate gains and losses	(4)	(4)	(3)	-	(3)
Total	3	(3)	(32)	(9)	(23)

CHANGES IN SHAREHOLDERS' EQUITY

EUR million	Jan.-2001	Dec. 2000
Shareholders' equity on January 1	3,233	1,801
Equity issues	982	11
Dividends paid	(67)	(87)
Treasury shares change/repurchased	2	(28)
Currency translation adjustment	16	30
Net income	409	1,506
Shareholders' equity on Dec 31	4,575	3,233

COMMITMENTS AND CONTINGENT LIABILITIES

EUR million	Dec.31, 2001	Dec.31 2000
Assets pledged		

To secure own commitments	6	5
To secure borrowings of associated companies(1)	24	8
Guarantees on behalf of associated companies for financing	35	85
Guarantees on behalf of other companies		
Guarantees on behalf of Xfera Móviles S.A.	428	428
Guarantees on behalf of Ipse 2000 S.p.A.	180	193
Minimum operating lease payments	264	195
Other commitments	31	6

(1) Carrying values of the pledged shares in associated companies. The maximum liability according to the loan amounts secured totals EUR 23 million (December 31, 2000: below EUR 1 million).

DERIVATIVE FINANCIAL INSTRUMENTS

EUR million	Dec.31,2001 Contract amount	Dec.31,2001 Carrying value	Dec.31,2001 Fair value	Dec.31,2000 Fair value
Forward foreign exchange contracts	81	(1)	(1)	(9)
Interest rate swaps	2,207	38	41	36
Purchased interest rate options	270	1	-	1

Derivative instruments are used in hedging foreign exchange and interest rate risks.

CAPITAL EXPENDITURES ON FIXED ASSETS

EUR million	2001	2000	Change %
Mobile Communications Finland	102	124	(18)
Service Businesses	53	104	(49)
Sonera Telecom	186	202	(8)
Other Operations	18	-	-
The Group	359	430	(17)

AVERAGE NUMBER OF PERSONNEL

EUR million	2001	2000	Change %
Mobile Communications Finland	1,792	1,626	10
Service Businesses	2,728	2,810	(3)
Sonera Telecom	4,795	4,479	7
Other Operations	1,157	1,390	(16)
The Group	10,432	10,305	2

Changes in personnel amount for each business segment are also affected by certain structural changes within the Group.

BUSINESS AREAS

EUR million	Oct.-Dec. 2001	Oct.-Dec. 2000	Jan.-Dec. 2001	Jan.-Dec. 2000	Change %
Revenues					
Mobile Communications Finland	306	299	1,213	1,134	7
International Mobile Communications	1	2	4	5	(20)
Service Businesses					
Sonera SmartTrust	15	9	36	18	100
Sonera Zed	7	2	21	7	200
Sonera Info Communications	18	n/a	71	n/a	n/a
Sonera Plaza	14	n/a	53	n/a	n/a
Sonera Juxto	20	n/a	72	n/a	n/a
Other Services(1)	14	63	68	229	(70)
Total	88	74	321	254	26
Sonera Telecom					
Domestic Voice Services	53	60	222	247	(10)
International Voice Services	34	29	149	109	37
Data Services	34	42	151	165	(8)
Leased Lines	14	16	56	52	8
Equipment Sales	27	43	118	125	(6)
Construction and Maintenance	14	17	35	34	3
Sales to other segments and other products	88	78	293	288	2
Total	264	285	1,024	1,020	-
Other Operations	34	21	113	85	33
Intra-Group sales	(137)	(121)	(488)	(441)	(11)
The Group	556	560	2,187	2,057	6
EBITDA					
Mobile Communications Finland	141	150	604	543	11
International Mobile Communications	(4)	(2)	569	1,502	(62)
Service Businesses					

Sonera SmartTrust	(17)	(22)	(60)	(65)	8
Sonera Zed	(49)	(43)	(159)	(102)	(56)
Sonera Info Communications	(1)	n/a	7	n/a	n/a
Sonera Plaza	(24)	n/a	(52)	n/a	n/a
Sonera Juxto	(3)	n/a	(17)	n/a	n/a
Other Services(1)	(26)	(62)	(56)	(136)	(59)
Total	(120)	(127)	(337)	(303)	(11)
Sonera Telecom	55	64	231	300	(23)
Other Operations	(30)	(1)	216	5	-
The Group	42	84	1,233	2,047	(37)

Operating profit

Mobile Communications Finland	109	113	477	414	15
International Mobile Communications	(4)	(2)	569	1,502	(62)
Service Businesses					
Sonera SmartTrust	(18)	(22)	(63)	(66)	5
Sonera Zed	(56)	(46)	(182)	(107)	(70)
Sonera Info Communications	(1)	n/a	5	n/a	n/a
Sonera Plaza	(24)	n/a	(57)	n/a	n/a
Sonera Juxto	(5)	n/a	(25)	n/a	n/a
Other Services(1)	(27)	(63)	(62)	(162)	62
Total	(131)	(131)	(384)	(335)	(15)
Sonera Telecom	24	29	108	162	(33)
Other Operations	(36)	-	181	5	-
The Group	(38)	9	951	1,748	(46)

(1)In 2000, "Other Services" also included the operations of Sonera Info Communications, Sonera Plaza, and Sonera Juxto.

OTHER DATA

	Oct.- 2001	Dec. 2000	Jan.- 2001	Dec. 2000	Change %
Number of subscriptions at end of period					
Mobile Communications Finland					
GSM subscriptions(1)			2421533	2281916	6
NMT subscriptions			38250	55863	(32)
Service provider subscriptions in Sonera's network			50245	26783	88
Total			2510028	2364562	6
GSM customer churn (%, annualized)(2)	11.4	9.4	10.1	9.7	
Fixed network access lines in Finland(3)			753140	771469	(2)

Traffic and use

Mobile Communications Finland					
Outgoing minutes (in millions)	1,078	978	4,215	3,724	13
Avg. monthly use per subscription (minutes)	147	141	145	139	4
Avg. monthly revenue per subscription(euros)	39.6	39.2	40.5	40.4	-
SMS messages (millions of messages)	203	184	744	618	20
Avg. monthly SMS messages sent per subscription	28	28	26	25	4
Avg monthly user activity for SMS messages(% of customers)	73	70	72	68	
Avg monthly user activity for content Services (% of customers)	33	32	33	32	
Fixed network in Finland (minutes in millions)					
Local calls and network compensations	968	988	3,889	3,874	-
Long-distance calls	128	139	518	588	(12)
International calls	57	59	232	230	1

(1)Excluding subscriptions of service providers.

(2)Excluding cases with new subscription owner, but the same user as before.

(3)ISDN lines are counted as two standard lines and 2 Mbps lines are counted as 30 standard lines. Principles of keeping access line statistics were changed in the beginning of 2001. Information for 2000 has been restated accordingly.

APPENDIX: INFORMATION ON SONERA'S DEBT

Total loan portfolio

Sonera's long-term and short-term loans amounted to EUR 3,480 million as of December 31, 2001. The average interest rate of all loans was approximately 4.2 percent (including impact of hedging).

LONG-TERM LOANS FROM FINANCIAL INSTITUTIONS

- EUR 700 million term loan, due on December 16, 2002 (formerly EUR 1,330 million due on June 15, 2004). The facility bears a variable interest rate based on Euribor and the long-term credit rating assigned to Sonera by Moody's or Standard & Poor's (4.63 percent on December 31, 2001);

- EUR 50 million term loan, due on December 11, 2003, that bears a variable interest rate based on Euribor (3.52 percent on December 31, 2001);
- EUR 86 million term loans, due on November 6, 2008, which bear a variable interest rate based on LIBOR (3.48 percent on December 31, 2001);
- EUR 153 million syndicated revolving credit facility, due in semiannual installments commencing on March 17, 2002 and with final maturity on March 17, 2004, with a variable interest rate based on LIBOR (3.58 percent on December 31, 2001). Facility was fully drawn as of December 31, 2001; and
- EUR 511 million syndicated revolving credit facility, due in semiannual installments commencing on April 27, 2003 and with final maturity on April 27, 2005, with a variable interest rate based on LIBOR (3.58 percent on December 31, 2001). EUR 270 million was drawn out of facility as of December 31, 2001.

EUR 3,000 MILLION EURO MEDIUM TERM NOTE (EMTN) PROGRAM

Sonera has a EUR 3,000 million EMTN program, under which Sonera currently has total borrowings of EUR 2,150 million. The securities issued under the program include:

- EUR 300 million of 4.625 percent Notes due on April 16, 2009;
- EUR 1,000 million of 5.625 percent Notes due on March 15, 2005;
- EUR 200 million of 5.13 percent Notes due on February 17, 2003;
- EUR 500 million of Floating Rate Notes due on August 16, 2002 (3.94 percent on December 31, 2001); and
- EUR 150 million of 5.50 percent Notes due on May 17, 2002.

EUR 500 MILLION EURO COMMERCIAL PAPER PROGRAM AND
EUR 500 MILLION DOMESTIC COMMERCIAL PAPER PROGRAM

- EUR 4 million Euro Commercial Paper issue in JPY maturing on January 15, 2002 (interest rate 0.80 percent); and
- EUR 51 million of domestic Commercial Paper issues maturing between January 2 and September 13, 2002 (average interest rate 4.07 percent).

OTHER LOANS

Other loans totaled EUR 16 million as of December 31, 2001.

DEBT MATURITIES FOR NEXT 12 MONTHS

	December 31, 2001		
EUR million	Long-term loans	Short-term loans	Total
January 2002	-	41	41

February 2002	1	10	11
March 2002	31	-	31
April 2002	-	-	-
May 2002	150	-	150
June 2002	1	-	1
July 2002	-	-	-
August 2002	500	-	500
September 2002	31	4	35
October 2002	1	-	1
November 2002	-	-	-
December 2002	703	-	703
Total	1,418	55	1,473

ANNUAL DEBT MATURITIES

	December 31, 2001		
EUR million	Long-term loans	Short-term loans	Total
2002	1 418	55	1 473
2003	320	-	320
2004	198	-	198
2005	1 102	-	1 102
2006	1	-	1
2007	-	-	-
2008	86	-	86
2009	300	-	300
Total	3 425	55	3 480

BREAKDOWN OF DEBT PORTFOLIO

EUR million	Dec.31, 2001	Dec 31, 2000
Loans from financial institutions	1,275	3,899
Euro Medium Term Notes	2,150	1,300
Euro Commercial Papers	4	340
Finnish Commercial Papers	51	258
Total	3,480	5,797

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 6, 2002

SONERA CORPORATION

By: /s/ Jari Jaakkola
Jari Jaakkola
Executive Vice President
Corporate Communications and IR

By: /s/ Maire Laitinen
Maire Laitinen
General Counsel

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 6, 2002

SONERA CORPORATION

By: ______________________
Jari Jaakkola
Executive Vice President
Corporate Communications and IR

By: ______________________
Maire Laitinen
General Counsel